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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          TurboChef Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   009000 06 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

--------------------------------------------------------------------------------

CUSIP NO. 009000 06 1                                          PAGE 2 OF 5 PAGES

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Jack Silver
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                             (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States citizen
----------------------- ---------- ---------------------------------------------
                        5.         SOLE VOTING POWER
                                        498,053

    NUMBER OF
     SHARES             ---------- ---------------------------------------------
  BENEFICIALLY          6.         SHARED VOTING POWER
    OWNED BY                            0
      EACH              ---------- ---------------------------------------------
   REPORTING            7.         SOLE DISPOSITIVE POWER
  PERSON WITH                           498,053
                        ---------- ---------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                        0
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                498,053
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                1.8%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                IN
--------- ----------------------------------------------------------------------

                                                               Page 3 of 5 Pages

Item 1.            (a)  Name of Issuer:

                                 TurboChef Technologies, Inc.

                   (b)  Address of Issuer's Principal Executive Offices:

                                 10500 Metric Drive, Suite 128
                                 Dallas, Texas 75243

Item 2.            (a)  Name of Person Filing:

                                 Jack Silver

                   (b) Address of Principal Business Office or, if none,
                       Residence:

                                 Jack Silver is the principal investor and
                        manager of Sherleigh Associates LLC (d/b/a SIAR
                        Capital), an independent investment fund. Mr. Silver's
                        business address is 660 Madison Avenue, New York, New
                        York 10021.

                   (c)  Citizenship:

                                 United States citizen

                   (d)  Title of Class of Securities:

                                 Common Stock

                   (e)  CUSIP Number:

                                 009000 06 1

Item 3.  If this statement is filed pursuant to ss.ss.240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act.

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

     (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

     (d) [ ]  Investment company registered under Section 8 of the Investment
              Company Act of 1940.

     (e) [ ]  An investment adviser in accordance with
              ss.240.13d-1(b)(1)(ii)(E).

     (f) [ ]  An employee benefit plan or endowment fund in accordance with
              ss.240.13d-1(b)(1)(ii)(F).

     (g) [ ]  A parent holding company or control person in accordance with
              ss.240.13d-1(b)(1)(ii)(G).

     (h) [ ]  A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act.

     (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
              Company Act of 1940.

     (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               Page 4 of 5 Pages

Item 4.  Ownership.

                  As of the date hereof, Jack Silver beneficially owns 498,053 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock. Such shares include: (i) 391,520 shares of Common Stock held by The Jack Silver Holding Company, LP, a limited partnership of which Mr. Silver is the general partner; (ii)
         18,000 shares of Common Stock held by the Sherleigh Associates Defined
         Benefit Pension Plan, a trust of which Mr. Silver is the trustee; and
         (iii) 88,533 shares of Common Stock held by Sherleigh Associates Inc.
         Profit Sharing Plan, a trust of which Mr. Silver is the trustee.

                  Mr. Silver has the sole voting and dispositive power with
         respect to all 498,053 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                          Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company or Control
         Person.

                          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                          Not applicable.

Item 9.  Notice of Dissolution of Group.

                          Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2005
                                    -------------------------------------------
                                                        (Date)

                                                /s/ Jack Silver
                                    -------------------------------------------
                                                     (Signature)

                                                    Jack Silver
                                    -------------------------------------------
                                                     (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:   Intentional misstatements or omissions of fact constitute
             Federal criminal violations (See 18 U.S.C. 1001)